SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )

eHealth, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28238P109

(CUSIP Number)

J. Carlo Cannell

Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

(307) 733-2284

(Name, Address and Telephone Number of Person

to Receive Notices and Communications)

August 18, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.             Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 28238P109	Page 2 of 10 Pages
1	NAME OF REPORTING PERSON Cannell Capital LLC I.R.S. Identification Nos. of above persons (entities only) 94-3366999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 1,551,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 1,551,400
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,551,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.4%*
14	TYPE OF REPORTING PERSON IA

* Based on information set forth on the Form 10-Q of eHealth, Inc., (the “Company”) as filed with the Securities and Exchange Commission on August 7, 2017, there were 18,535,327 shares of Common Stock par value $0.001 per share (the “Shares”), of the Company issued and outstanding as of July 31, 2017.

   As of August 18, 2017 (the “Reporting Date”), the Cuttyhunk Master Portfolio (“Cuttyhunk”), Tristan Partners, L.P. (“Tristan”), the Tristan Offshore Fund Ltd. (“Tristan Offshore”), Tonga Partners, L.P. (“Tonga”), and sundry separately managed accounts, over which J. Carlo Cannell has investment discretion (the “Cannell SMAs” and collectively with Cuttyhunk, Tonga, Tristan and Tristan Offshore, the “Investment Vehicles”), held in the aggregate 1,551,400 Shares.

CUSIP No. 28238P109	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) J. Carlo Cannell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 1,551,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 1,551,400
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,551,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.4%*
14	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-Q of Company as filed with the Securities and Exchange Commission on August 7, 2017, there were 18,535,327 shares of Common Stock par value $0.001 per Share of Company issued and outstanding as of July 31, 2017.

   As of Reporting Date Investment Vehicles held in the aggregate 1,551,400 Shares.

CUSIP No. 28238P109	Page 4 of 10 Pages

   Cannell Capital LLC acts as the investment adviser to to Tonga, Tristan, Tristan Offshore, the Cannell SMAs, and the investor sub-adviser for Cuttyhunk. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

Item 1. Security and Issuer
The title of the class of equity securities to which this Schedule 13D relates is the Common Stock par value $0.001 per share of eHealth, Inc., a Delaware corporation.
The address of the principal executive offices of the Company is 440 East Middlefield Road, Mountain View, CA 94043.
Item 2. Identity and Background
a)

The name of the Reporting Person is J. Carlo Cannell (the “Reporting Person”).

The Reporting Person is the sole managing member of Cannell Capital LLC, an investment sub-adviser for the Cuttyhunk Master Portfolio and investment adviser to the Cannell SMAs and to the following entities:

Tonga Partners, L.P.

Tristan Partners, L.P.

Tristan Offshore Fund, Ltd.

Set forth in the attached Annex "A" and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b)	The principal business address of the Reporting Person is: 245 Meriwether Circle Alta, WY 83414
c)	The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.
d)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f)

The place of organization of the Reporting Person is as follows:

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Mr. J. Carlo Cannell is the Managing Member of Cannell Capital LLC, a Wyoming limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:

The Cuttyhunk Master Portfolio: $1,256,393

Tonga Partners, L.P.: $4,198,518

Tristan Partners, L.P.: $5,660,350

Tristan Offshore Fund, Ltd.: $2,641,187

Cannell SMAs: $1,891,127

The Investment Vehicles have invested an aggregate amount of approximately $15,647,575 in the Shares.

CUSIP No. 28238P109	Page 5 of 10 Pages

Item 4. Purpose of Transaction

Mr. Cannell, on behalf of the Investment Vehicles, identified the Company as an entity satisfying each of the Investment Vehicle's investment criteria. The Investment Vehicles acquired and continue to hold the Shares as a long-term investment.

Mr. Cannell files this amendment to reflect recent transactions in the Shares.

Mr. Cannell reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company’s board of directors, senior management decisions and extraordinary business transactions. Mr. Cannell reserves the right to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

Mr. Cannell may engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions.

Except as set forth above, Mr. Cannell has no present plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Based on information set forth in the Company's Form 10-Q as filed with the Securities and Exchange Commission on August 7, 2017, there were 18,535,327 Common Shares issued and outstanding as of July 31, 2017.

(a)  As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Cannell Capital LLC may be deemed to beneficially own 1,551,400 Shares, or approximately 8.4% of the Shares deemed issued and outstanding as of the Reporting Date.

(b)  Cannell Capital LLC possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

(c)  The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Cannell Capital LLC or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of the Investment Vehicles).

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Cuttyhunk	07/03/2017	353	18.7179	Sell
Tonga	07/03/2017	1,160	18.7179	Sell
Tristan	07/03/2017	800	18.7179	Sell
Tristan Offshore	07/03/2017	387	18.7179	Sell
Cuttyhunk	07/05/2017	1,047	18.5442	Sell
Tonga	07/05/2017	3,438	18.5442	Sell
Tristan	07/05/2017	2,373	18.5442	Sell
Tristan Offshore	07/05/2017	1,150	18.5442	Sell
Cannell SMAs	07/06/2017	476	17.9712	Sell
Cuttyhunk	07/07/2017	675	18.1058	Sell
Tonga	07/07/2017	2,218	18.1058	Sell
Tristan	07/07/2017	1,530	18.1058	Sell
Tristan Offshore	07/07/2017	741	18.1058	Sell
Cuttyhunk	07/10/2017	2,354	18.1622	Sell
Tonga	07/10/2017	7,727	18.1622	Sell
Tristan	07/10/2017	5,334	18.1622	Sell
Tristan Offshore	07/10/2017	2,585	18.1622	Sell

CUSIP No. 28238P109	Page 6 of 10 Pages

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Cuttyhunk	07/11/2017	1,982	18.2656	Sell
Tonga	07/11/2017	6,508	18.2656	Sell
Tristan	07/11/2017	4,491	18.2656	Sell
Tristan Offshore	07/11/2017	2,176	18.2656	Sell
Cuttyhunk	07/12/2017	2,785	18.2260	Sell
Tonga	07/12/2017	9,144	18.2260	Sell
Tristan	07/12/2017	7,053	18.2260	Sell
Tristan Offshore	07/12/2017	3,461	18.2260	Sell
Cuttyhunk	07/13/2017	6,155	18.1796	Sell
Tonga	07/13/2017	20,203	18.1796	Sell
Tristan	07/13/2017	15,591	18.1796	Sell
Tristan Offshore	07/13/2017	7,651	18.1796	Sell
Cuttyhunk	07/14/2017	594	18.7446	Sell
Tonga	07/14/2017	1,958	18.7448	Sell
Tristan	07/14/2017	1,508	18.7448	Sell
Tristan Offshore	07/14/2017	740	18.7448	Sell
Cuttyhunk	07/17/2017	7,495	18.5017	Sell
Tonga	07/17/2017	24,601	18.5017	Sell
Tristan	07/17/2017	18,985	18.5017	Sell
Tristan Offshore	07/17/2017	9,317	18.5017	Sell
Cuttyhunk	07/18/2017	1,343	18.5920	Sell
Tonga	07/18/2017	4,414	18.5920	Sell
Tristan	07/18/2017	3,403	18.5920	Sell
Tristan Offshore	07/18/2017	1,669	18.5920	Sell
Cuttyhunk	07/19/2017	2,641	18.9066	Sell
Tonga	07/19/2017	8,667	18.9066	Sell
Tristan	07/19/2017	6,689	18.9066	Sell
Tristan Offshore	07/19/2017	3,283	18.9066	Sell
Cuttyhunk	07/20/2017	420	19.1890	Sell
Tonga	07/20/2017	1,379	19.1890	Sell
Tristan	07/20/2017	1,063	19.1890	Sell
Tristan Offshore	07/20/2017	522	19.1890	Sell
Cuttyhunk	07/21/2017	658	19.1595	Sell
Tonga	07/21/2017	2,161	19.1595	Sell
Tristan	07/21/2017	1,667	19.1595	Sell
Tristan Offshore	07/21/2017	818	19.1595	Sell
Cannell SMAs	07/25/2017	2,794	18.8562	Sell
Cuttyhunk	07/26/2017	264	18.7566	Sell
Tonga	07/26/2017	873	18.7566	Sell
Tristan	07/26/2017	602	18.7566	Sell
Tristan Offshore	07/26/2017	290	18.7566	Sell
Cuttyhunk	07/27/2017	46	18.7639	Sell
Tonga	07/27/2017	153	18.7639	Sell
Tristan	07/27/2017	104	18.7639	Sell
Tristan Offshore	07/27/2017	50	18.7640	Sell
Cuttyhunk	07/28/2017	4,352	15.9575	Buy
Tonga	07/28/2017	14,583	15.9575	Buy
Tristan	07/28/2017	18,992	15.9625	Buy
Tristan Offshore	07/28/2017	8,826	15.9623	Buy

CUSIP No. 28238P109	Page 7 of 10 Pages

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Cuttyhunk	08/01/2017	1,768	16.6740	Buy
Tonga	08/01/2017	5,927	16.6740	Buy
Tristan	08/01/2017	7,759	16.6740	Buy
Tristan Offshore	08/01/2017	3,605	16.6740	Buy
Cannell SMAs	08/15/2017	907	17.8756	Buy
Cuttyhunk	08/18/2017	18,260	17.6097	Sell
Tonga	08/18/2017	60,457	17.6097	Sell
Tristan	08/18/2017	23,955	17.6097	Sell
Tristan Offshore	08/18/2017	12,836	17.6097	Sell

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None
Item 7. Material to Be Filed as Exhibits
None

CUSIP No. 28238P109	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 2017

Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member

CUSIP No. 28238P109	Page 9 of 10 Pages

Annex "A"

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Person and the Investment Vehicles (the “Covered Persons”) indicated below:

J. Carlo Cannell
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Cannell Capital LLC
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Tonga Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
The Cuttyhunk Master Portfolio
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Subadviser Investment Management Wyoming, United States (1)
Tristan Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
Tristan Offshore Fund, Ltd.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser Investment Management Cayman Islands (2)

CUSIP No. 28238P109	Page 10 of 10 Pages

Annex "B"

Agreement Regarding the Joint Filing of Schedule 13D

1)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf each of them;
2)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  August 18, 2017

By: /s/ J. Carlo Cannell Name: J. Carlo Cannell
Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member